UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Private Placement of Series C Debentures

Ellomay Capital Ltd., or the Company, today announced that it accepted undertakings from Israeli classified investors to participate in a private placement, or the Private Placement, of NIS 120 million par value of its unsecured non-convertible Series C Debentures, or the Additional Series C Debentures, for an aggregate gross consideration of approximately NIS 121.6 million, reflecting a price of NIS 1.0135 per NIS 1 principal amount of the Additional Series C Debentures. Following completion of the private placement, the aggregate outstanding par value of the Company’s Series C Debentures will be approximately NIS 429.6 million.

The Additional Series C Debentures will have identical terms to the existing Series C Debentures of the Company. For more information concerning the terms of the Company’s Series C Debentures see Item 5.B of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021 and the Deed of Trust dated July 15, 2019, signed between the Company and Hermetic Trust (1975) Ltd., included as Exhibit 99.4 to the Company’s Report on Form 6-K dated September 25, 2019.

The issuance of the Additional Series C Debentures is subject to the receipt of the approval of the Tel Aviv Stock Exchange Ltd. for the listing of the Additional Series C Debentures for trading on the Tel Aviv Stock Exchange. Resales of the Additional Series C Debentures will be restricted under applicable securities laws.

The private placement was made to Israeli classified investors only and not to U.S. Persons, pursuant to an exemption provided by Regulation S, promulgated under the U.S. Securities Act of 1933, as amended, or the Securities Act. The Additional Series C Debentures will not be registered under the Securities Act, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

Nothing in this report constitutes an offer to sell or the solicitation of an offer to buy the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the inability to list the Additional Series C Debentures for trading on the Tel Aviv Stock Exchange. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: October 18, 2021